Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Completes the Acquisition of China Luxuriance Jade
Company, Ltd., and Diversifies into the Resource Industry
HUIZHOU, China, April 6 /PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that it has completed the acquisition of the 100% equity interest in China Luxuriance Jade Company, Ltd. (“China Luxuriance”) (the “Acquisition”) and now has diversified into the resource industry.
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China Luxuriance, through its wholly owned Chinese subsidiaries, owns the right to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in China. Haozhou Mining owns the exploration license of a mine covering 53.9 square kilometers (the “Mine”) in the Inner Mongolia Autonomous Region in the People’s Republic of China. Through exploration of 32.34 square kilometers it was concluded that there is a reserve of 30,985 ton of molybdenum metal and an abundance of other types of multi-metal mine reserves, which was supported by the Technical Report issued by Behre Dolbear Asia, Inc. The remaining 21.56 square meters are also expected to be explored and Haozhou believes that there is likely additional reserves of copper-molybdenum and other types of multi-metal mine therein.
More details of the Mine: The mine is located in Chifeng which is a strategically important base for China’s mineral resources; the molybdenum grade is 0.40% for proved reserve, which is very high compared with the global average; transportation, supply of water and electricity are economically accessible; Chifeng Haozhou is managed by a team of mining experts with proven experience who are capable of operating a mining business; it has all necessary permits, approval from the PRC government authorities to explore and extract the mines, as well as environment protection permits and safety permits; the infrastructure and the initial production facility (the “Initial Project”) are believed to be sufficient to support the capacity of processing 435,000 tons of ores and producing 2,817 tons of molybdenum concentrate product annually (equivalent to 1,378 tons of molybdenum metal). The Initial Project is expected to be put into operation in 2009. It is planned that, as of 2011, the production capacity will eventually increase to a level to process 540,000 tons of ores and produce 3,526 tons of molybdenum concentrate on annual basis. The management believe, based on the detected reserve level, the resource business will grow eventually to reach an annual net profit of RMB125 million (around USD18 million at current exchange rate).
Pursuant to the current unit price of molybdenum metal and the detected molybdenum reserve, the gross value of the Mine amounts approximately to USD850million. We expect that the factual gross value of the Mine will be much higher as the price trend of molybdenum metal is on the rise and more molybdenum reserve is expected to be detected in the future.
The total consideration which the Company will pay for the Acquisition was USD110, 000,000. The Company paid USD30 million in cash and will issue 40,000,000 restricted shares of the Company’s common stock valued at USD2.00 per share to Mr. Wu Rui Lin, the former sole shareholder of China Luxuriance and the Chairman of XING.
The Board of the Company has received and studied professional Technical Report, Appraisal Report, and Fairness Opinion in the process of approving this acquisition
For more than ten years, XING and its subsidiaries have achieved great success in the telecommunication terminal industry. Its major subsidiary, Qiao Xing Mobile Communication Co., Ltd., by successfully implementing its Differentiation Strategy and Higher-end Product Strategy against the increasingly intensive competition, has became one of the top domestic mobile phone players in terms of profitability and competitiveness. However, due to the significant shrinkage in the indoor phone business industry and the intense pricing competition war in the mobile phone market, another subsidiary of ours, Huizhou Qiao Xing Communication Industry Co., Ltd, a company specializing in the indoor phone and lower-end mobile phone business, is now facing a threat of loss. In order to maintain our long term growth momentum and sustained profitability, roughly three years ago, XING’s management team started to explore the opportunities and arenas for its diversification strategy. Upon completion of our due diligence and market research, the Company selected this copper-molybdenum poly-metallic mining company as its first diversification target.
As a rare metal and a non-renewable resource of great strategic importance, molybdenum is widely used in many areas, including the iron and steel melting industries. In the recently-announced RMB 4 trillion stimulus package launched by the Chinese Government, nearly RMB 1.8 trillion will be spent in the construction of railway, highway, airport and power grid, which is expected to have a very positive effect on the cement, iron and steel industries. We expect that the good opportunities for the iron and steel melting industries will further stimulate the demands for moly concentrate products.
We believe that this diversification will be one of the major strategic measures to ensure the Company’s continued future sustainable development.
The management plans to hold a conference call on April 15, 2009 and will notify all the investing public of the dial-in numbers in a separate press release.
About Qiao Xing Universal Telephone, Inc. Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. The Company has acquired the 100% equity interest in China Luxuriance Jade Company, Ltd and now has diversified into the resource industry.
For more details, please visit http://www.cosun-xing.com .
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of April 6, 2009, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
CONTACT: Rick Xiao, 86-752-2820268
          Rickxiao@qiaoxing.com